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KNUTSON

        A WHOLLY OWNED SUBSIDIARY OF TEMPLE-INLAND MORTGAGE CORPORATION

Report of Management

We, as members of management of Temple-Inland Financial Services, Inc. and Subsidiaries (including Knutson Mortgage Corporation) (the "Company") are responsible for complying with the minimum servicing rights as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (the "USAP"). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Company's compliance with the minimum servicing standards set forth in the USAP as of December 31, 1998 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1998, the Company complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of December 31, 1998, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $27,000,000.

By:
         Senior Vice President
         Loan Administration